

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Peng Yongdong
Chief Executive Officer
KE Holdings Inc.
Oriental Electronic Technology Building
No. 2 Chuangye Road, Haidian District
Beijing 100086
People's Republic of China

Re: KE Holdings Inc.
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-39436

Dear Peng Yongdong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yuting Wu